FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2014

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

1-3 Patriarchou Grigoriou
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release of Seanergy Maritime Holdings Corp. (the "Company") dated July 31, 2014, announcing the Company's financial results for the second quarter and six months ended June 30, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP.
(Registrant)

Dated: August 5, 2014
/s/ Stamatis Tsantanis
By: Stamatis Tsantanis
Chief Executive Officer

EXHIBIT 1

SEANERGY MARITIME HOLDINGS CORP. REPORTS FINANCIAL RESULTS FOR THE SECOND QUARTER AND SIX MONTHS ENDED JUNE 30, 2014

July 31, 2014 - Athens, Greece - Seanergy Maritime Holdings Corp. (the "Company") (Nasdaq: SHIP) announced today its financial results for the second quarter and six months ended June 30, 2014.
Second Quarter Highlights:
•	Equity contribution of $1.1 million by certain major shareholders
•	Compliance with the continued listing requirements of Nasdaq
•	Total shareholder's equity of $3.0 million
•	Indebtedness of $NIL
Management Discussion:
Stamatis Tsantanis, the Company's Chairman & Chief Executive Officer, stated:
"Following the conclusion of the financial restructuring process in March 2014, we have focused entirely on completing all the necessary steps in order to finalize the previously announced acquisition of four Capesize vessels by the end of the third quarter of 2014.
"Additionally, we have worked to ensure the Company's continued compliance with the NASDAQ minimum equity listing requirement, which has been achieved. As part of this effort, certain of our major shareholders contributed the amount of $1.1 million in return for newly issued common shares of Seanergy in June 2014.
"In the six months ended June 30, 2014, Seanergy reported net income of $82.7 million, which includes a non-cash restructuring gain as announced in our first quarter earnings release a few weeks ago. The Company ended the second quarter of 2014 with approximately $3 million in shareholders' equity, zero debt and $2.7 million in cash and cash equivalents.
"We are optimistic that the expected completion of the transaction will allow us to benefit from the positive long term fundamentals of the Capesize market and will underpin our efforts to grow the Company further."
Second Quarter Developments:
Cash Contribution by Major Shareholders
On June 24, 2014, certain of the Company's existing major shareholders agreed to contribute the amount of $1.134 million in exchange for 1,890,000 common shares, which were issued on June 27, 2014. The purchasers also received customary registration rights in respect of the shares issued in the transaction. The transaction was approved by an independent committee of the Company's Board of Directors, which obtained a fairness opinion from an independent financial firm for this transaction.
Regained Compliance with Nasdaq Continued Listing Requirements
On May 6, 2014, the Company announced that the Nasdaq Hearings Panel confirmed it has regained compliance with the continued listing requirements of the Nasdaq Capital Market and Nasdaq Hearings Panel closed this matter, since the Company regained compliance with the minimum shareholders' equity requirement and all other requirements for continued listing on the Nasdaq Capital Market.
Strategic Agreement for the Contribution of Four Capesize Vessels
On April 29, 2014, the Company announced that certain of the Company's major shareholders will contribute four Capesize vessels. The transaction was approved by an independent committee of the Company's Board of Directors, which obtained a fairness opinion from an independent financial firm for this transaction. The closing of the transaction, which is subject to standard closing conditions and lenders' consents, was initially expected to take place prior to June 30, 2014. The closing date has been extended pursuant to the terms of the relevant share purchase agreement, and is now expected to occur prior to September 30, 2014.
Following the completion of the transaction, the Company will have a modern fleet of four Capesize dry bulk carriers with a combined cargo-carrying capacity of approximately 682,723 dwt and an average fleet age of about 7.5 years. Upon delivery, the vessels are expected to be employed in the spot market or under index-linked charter agreements and consequently the Company is expected to start earning revenue immediately upon completion of the transaction.
Fleet Data:
	Six Months Ended June 30, 2014	Six Months Ended June 30, 2013
Fleet Data
Average number of vessels (1)	1.5	8.2
Ownership days (2)	268	1,482
Available days (3)	268	1,457
Operating days (4)	142	1,205

(1)	Average number of vessels is the number of vessels that constituted the Company's fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of the Company's fleet during the relevant period divided by the number of calendar days in the relevant period.
(2)	Ownership days are the total number of days in a period during which the vessels in a fleet have been owned. Ownership days are an indicator of the size of the Company's fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.
(3)	Available days are the number of ownership days less the aggregate number of days that vessels are off-hire due to major repairs, dry dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues. During the six month period ending June 30, 2014 the Company did not incur any off-hire days for vessel scheduled dry docking.
(4)	Operating days are the number of available days in a period less the aggregate number of days that vessels are off-hire for any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

Conference Call and Webcast: July 31, 2014
As announced, the Company's management team will host a conference call today, July 31, 2014, at 09:00 a.m. ET to present the Company's financial results.
Conference Call details
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or + (44) (0) 1452 542 301 (from outside the US). Please quote "Seanergy".
A replay of the conference call will be available until Thursday, August 7, 2014. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 2094507#.
Audio Webcast
There will also be a simultaneous live webcast of the conference call over the Internet, through the Seanergy website (www.seanergymaritime.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Balance Sheets
June 30, 2014 and December 31, 2013
 (In thousands of US Dollars)

	June 30, 2014	Dec. 31, 2013
ASSETS
Cash and restricted cash	2,678	3,075
Vessels, net	-	60,141
Other assets	845	3,134
TOTAL ASSETS	3,523	66,350

LIABILITIES AND EQUITY
Total debt	-	134,911
Due to related parties	151	9,049
Accrued interest	-	9,480
Total other liabilities	403	3,605
Total shareholder's equity	2,969	(90,695)
TOTAL LIABILITIES AND EQUITY	3,523	66,350

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Income
For the three and six months ended June 30, 2014 and 2013
(In thousands of US Dollars, except for share and per share data, unless otherwise stated)

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Revenues:
Vessel revenue, net	-	6,809	2,010	12,454

Expenses:
Direct voyage expenses	-	(3,306)	(1,258)	(4,724)
Vessel operating expenses	-	(3,614)	(706)	(7,080)
Management fees	-	(293)	(122)	(581)
General and administrative expenses	(750)	(1,171)	(1,414)	(2,507)
Depreciation and amortization	-	(633)	-	(1,214)
Loss on sale of vessels and asset impairment charges	-	(9,696)	-	(10,558)
Gain on disposal of subsidiaries	-	-	85,447	5,538
Operating income (loss)	(750)	(11,904)	83,957	(8,672)
Other income (expense):
Interest and finance costs	(10)	(2,854)	(1,217)	(5,020)
Loss from financial instruments	-	(6)	-	(8)
Other, net	1	(3)	6	(2)
Total other expenses, net:	(9)	(2,863)	(1,211)	(5,030)
Net income (loss)	(759)	(14,767)	82,746	(13,702)

Net income (loss) per common share, basic and diluted	(0.06)	(1.23)	6.90	(1.15)
Weighted average number of common shares outstanding, basic	12,042,348	11,958,170	12,000,984	11,958,117
Weighted average number of common shares outstanding, diluted	12,042,348	11,958,170	12,001,039	11,958,117

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is a Marshall Islands corporation with its executive offices in Athens, Greece. The Company is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers.

Currently, the Company does not own any operating vessels. Upon completion of the vessels' contribution transaction previously announced, subject to certain closing conditions, the Company's fleet will consist of 4 Capesize dry bulk carriers with a combined cargo-carrying capacity of approximately 682,723 dwt and an average fleet age of 7.5 years.

The Company's common stock trades on the Nasdaq Capital Market under the symbol "SHIP".

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that such expectations will prove to have been correct, these statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the scope and timing of Securities and Exchange Commission ("SEC") and other regulatory agency review, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Investor Relations / Media
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com